UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                             -----------------------

                           FAMILY BARGAIN CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    306889403
                                 (CUSIP Number)
                             -----------------------

                              ROBERT M. HIRSH, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 MARCH 14, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D

CUSIP NO.  306889403
         -----------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Three Cities Offshore II C.V.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     Netherlands Antilles

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            6,321,101 including Series B Preferred convertible into 5,930,122 shares of Common Stock

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            6,321,101 including Series B Preferred convertible into 5,930,122 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,321,101 including Series B Preferred convertible into 5,930,122 shares of Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             Not Applicable


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             58.8%

14     TYPE OF REPORTING PERSON

             PN

                                       SCHEDULE 13D

CUSIP NO.  306889403
         -----------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCR Offshore Associates, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [ ]
                                                                        (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Netherlands Antilles

                      7      SOLE VOTING POWER

NUMBER OF                          -0-
SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON
WITH
       8              SHARED VOTING POWER

                            6,321,101 including Series B Preferred convertible into 5,930,122 shares of Common Stock

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            6,321,101 including Series B Preferred convertible into 5,930,122 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,321,101 including Series B Preferred convertible into 5,930,122 shares of Common Stock(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 58.8%

14     TYPE OF REPORTING PERSON
             PN


      (1) Solely in its capacity as sole general partner of Three Cities Offshore II C.V.

                                       SCHEDULE 13D

CUSIP NO.  306889403
         -----------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J. William Uhrig

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [ ]
                                                                        (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            6,321,101 including Series B Preferred convertible into 5,930,122 shares of Common Stock

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            6,321,101 including Series B Preferred convertible into 5,930,122 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,321,101 including Series B Preferred convertible into 5,930,122 shares of Common Stock(1)


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 58.8%

14     TYPE OF REPORTING PERSON
             IN


(1) Solely in his capacity as a general partner of TCR Offshore Associates, L.P., which is the sole general partner of Three Cities Offshore II C.V.

                                       SCHEDULE 13D

CUSIP NO.  306889403
         -----------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             H. Whitney Wagner

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                      (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH
       8              SHARED VOTING POWER

                            6,321,101 including Series B Preferred convertible into 5,930,122 shares of Common Stock

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            6,321,101 including Series B Preferred convertible into 5,930,122 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,321,101 including Series B Preferred convertible into 5,930,122 shares of Common Stock(1)


12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 58.8%

14     TYPE OF REPORTING PERSON

             IN

      (1) Solely in his capacity as a general partner of TCR Offshore Associates, L.P., which is the sole general partner of Three Cities Offshore II C.V.

CUSIP NO. 306889403


                     AMENDMENT NO. 1 TO SCHEDULE 13D

      THIS AMENDMENT No. 1 supplements the Schedule 13D ("Schedule 13D"), filed on January 22, 1997, in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D):


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended and restated in its entirety as follows:

      (a)

      OFFSHORE II

      Offshore II may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,321,101 shares of Common Stock (including 5,830,122 shares of Common Stock issuable upon conversion of the 11,272 shares of the Series B Preferred and 118,887 shares of Common Stock issued upon conversion of 44,604 shares of the Series A Preferred), which constitutes approximately 58.8% of the 10,742,346 shares of Common Stock deemed outstanding with respect to Offshore II pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      TCR OFFSHORE

      In its capacity as the sole general partner of Offshore II, TCR Offshore may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,321,101 shares of Common Stock (including 5,830,122 shares of Common Stock issuable upon conversion of the 11,272 shares of the Series B Preferred and 118,887 shares of Common Stock issued upon conversion of 44,604 shares of the Series A Preferred), which constitutes approximately 58.8% of the 10,742,346 shares of Common Stock deemed outstanding with respect to TCR Offshore pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      UHRIG

      In his capacity as a general partner of TCR Offshore, which is the sole general partner of Offshore II, Uhrig may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,321,101 shares of Common Stock (including 5,830,122 shares of Common Stock issuable upon conversion of the 11,272 shares of the Series B Preferred and 118,887 shares of Common Stock issued upon conversion of 44,604 shares of the Series A Preferred), which constitutes approximately 58.8% of the 10,742,346 shares of Common Stock deemed outstanding with respect to Uhrig pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

CUSIP NO. 306889403


      WAGNER

      In his capacity as a general partner of TCR Offshore, which is the sole general partner of Offshore II, Wagner may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,321,101 shares of Common Stock (including 5,830,122 shares of Common Stock issuable upon conversion of the 11,272 shares of the Series B Preferred and 118,887 shares of Common Stock issued upon conversion of 44,604 shares of the Series A Preferred), which constitutes approximately 58.8% of the 10,742,346 shares of Common Stock deemed outstanding with respect to Wagner pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      (b)

      OFFSHORE II

      Offshore II may be deemed to share the power to vote or to direct the vote, or to share power to dispose of or to direct the disposition, of 6,321,101 shares of Common Stock (including 5,830,122 shares of Common Stock issued upon conversion of the 11,272 shares of the Series B Preferred and 118,887 shares of Common Stock issuable upon conversion of 44,604 shares of the Series A Preferred).

      TCR OFFSHORE

      In its capacity as the sole general partner of Offshore II, TCR Offshore may be deemed to share the power to vote or to direct the vote, or to share power to dispose of or to direct the disposition, of 6,321,101 shares of Common Stock (including 5,830,122 shares of Common Stock issued upon conversion of the 11,272 shares of the Series B Preferred and 118,887 shares of Common Stock issuable upon conversion of 44,604 shares of the Series A Preferred).

      UHRIG

      In his capacity as a general partner of TCR Offshore, which is the sole general partner of Offshore II, Uhrig may be deemed to share the power to vote or to direct the vote, or to share power to dispose of or to direct the disposition, of 6,321,101 shares of Common Stock (including 5,830,122 shares of Common Stock issuable upon conversion of the 11,272 shares of the Series B Preferred and 118,887 shares of Common Stock issued upon conversion of 44,604 shares of the Series A Preferred).

      WAGNER

      In his capacity as a general partner of TCR Offshore, which is the sole general partner of Offshore II, Wagner may be deemed to share the power to vote or to direct the vote, or to share power to dispose of or to direct the disposition, of 6,321,101 shares of Common Stock (including 5,830,122 shares of Common Stock issuable upon conversion of the 11,272 shares of the Series B Preferred and 118,887 shares of Common Stock issued upon conversion of 44,604 shares of the Series A Preferred).

CUSIP NO. 306889403


      (c) Except as set forth herein or in the Exhibits filed herewith, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Reporting Person.

      (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The second paragraph of Item 6 is amended to add the following:

            9,100 of the additional 10,000 shares of Series B Preferred were allocated among the designees and assignees of the Purchasers in the following manner: (a) pursuant to a Joinder Agreement, dated as of February 20, 1997 (the "Joinder Agreement"), a copy of which is attached hereto as Exhibit 1, made by the persons named under the caption "Designees" on the signature pages thereof (the "Designees"), the Purchasers allocated the remaining 5,000 shares of the Company's Series B Preferred to the Designees and such Designees purchased such 5,000 shares of Series B Preferred; (b) an Amendment to Securities Purchase Agreement made and entered into on March 10, 1997, a copy of which is attached hereto as Exhibit 2, among the Purchasers and the Company amended the Securities Purchase Agreement to provide the Purchasers and the Designees with the option to purchase from the Company, ratably in proportion to the number of Securities owned by each Purchaser and Designee as of March 10, 1997, up to 5,000 shares of Series B Preferred; and (c) pursuant to an Assignment and Assumption and Joinder Agreement, dated as of March 14, 1997 (the "Assignment and Assumption Agreement"), a copy of which is attached hereto as Exhibit 3, the Purchasers and Klingenstein Charitable Partners B assigned their rights to purchase 4,100 shares of the Company's Series B Preferred to the persons listed on the signature pages thereof under the caption "Assignees." On March 14, 1997, Offshore II converted its 44,604 shares of Series A Preferred to Common Stock. Pursuant to a Securities Purchase Agreement, dated as of March 14, 1997 (the "March 1997 Securities Purchase Agreement"), a copy of which is attached hereto as Exhibit 4, by and between the Purchasers and the purchasers listed on the signature pages thereof (the "Buyers"), Offshore II sold 64,121 shares of Common Stock at Purchasers' cost to the Buyers in exchange for 212 shares of Series B Preferred. As a result of the foregoing transactions, Offshore II (a) acquired 212 shares of Series B Preferred, (b) acquired 54,766 shares of Common Stock and
(c) disposed of 44,604 shares of Series A Preferred.

CUSIP NO. 306889403


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1                    Joinder Agreement

Exhibit 2                    Amendment to Securities Purchase Agreement

Exhibit 3                    Assignment and Assumption Agreement

Exhibit 4                    March 1997 Securities Purchase Agreement

CUSIP NO. 306889403


                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 1997


                        THREE CITIES OFFSHORE II C.V., a Netherlands
                        Antilles partnership

                        By: TCR Offshore Associates, L.P., a Netherlands Antilles limited partnership, its General Partner


                        By:   /S/ J. WILLIAM UHRIG
                              --------------------------
                              Name:  J. William Uhrig
                              Title:  General Partner


                        TCR OFFSHORE ASSOCIATES, L.P., a Netherlands
                        Antilles limited partnership



                        By:   /S/ J. WILLIAM UHRIG
                              --------------------------
                              Name: J. William Uhrig
                              Title:  General Partner


                        /S/ J. WILLIAM UHRIG
                        --------------------
                        J. William Uhrig


                        /S/ H. WHITNEY WAGNER
                        ---------------------
                        H. Whitney Wagner

CUSIP NO. 306889403


                              EXHIBIT INDEX


NUMBER    DOCUMENT                                         Page on which
                                                          EXHIBIT APPEARS


1         Joinder Agreement

2         Amendment to Securities Purchase Agreement

3         Assignment and Assumption Agreement

4         March 1997 Securities Purchase Agreement